SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2*)

Allion Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

019615103

(CUSIP Number)

Parallex LLC

27181 Barefoot Boulevard

Millsboro, DE  19966

Attention:  Raymond A. Mirra, Manager

(610) 586-1655

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 019615103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Parallex LLC 26-2058557

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,903,499

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,903,499

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,903,499 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person (See Instructions) 00

CUSIP No. 019615103

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Raymond A. Mirra, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,903,499

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,903,499

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,903,499 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 27.6%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment”) amends and supplement the Schedule 13D (the “Original Filing”) filed with the Securities and Exchange Commission on April 14, 2008 by Parallex LLC and as subsequently amended relating to the common stock, $0.001 par value per share (the “Common Stock”), of Allion Healthcare, Inc., a Delaware corporation (the “Company”).  Except as expressly restated below, the Original Filing as previously amended remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Items 5(a) and (c) of the Original Filing in their entirety as set forth below.

(a)  This filing relates to 7,903,499 shares of Common Stock of the Company held by Parallex LLC representing approximately 27.6% of the issued and outstanding shares of Common Stock.  As sole voting equity holder and as sole manager of Parallex LLC, Raymond A. Mirra, Jr., may be deemed the beneficial holder of the 7,903,499 shares of Common Stock held by Parallex LLC.  Shauna Mirra, as Custodian for Devinne Peterson, a minor, holds 14,967 shares of Common Stock of the Company, including 3,281 Earn Out Shares (as described in Item 5(c) below).  Shauna Mirra is the spouse of Raymond A. Mirra, Jr.  Neither Parallex LLC nor Mr. Mirra have the power to vote or dispose of such shares and each disclaims beneficial ownership of such shares.

(c) See Item 3.  On June 26, 2009, the Company issued an aggregate of 2,624,991 shares of Common Stock (the “Earn Out Shares”) to the former stockholders of Biomed America, Inc. (“Biomed”), pursuant to the terms of the Agreement and Plan of Merger dated March 13, 2009 as a result of certain financial performance benchmarks being met by Biomed during the first full twelve month period following the effectiveness of the merger of Biomed into a wholly-owned subsidiary of the Company.  Parallex LLC received 1,732,500 shares of Common Stock as part of these earn out payments, resulting in Parallex LLC holding 7,903,499 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2009
(Date)

PARALLEX LLC

By:	/s/ Raymond A. Mirra, Jr.
(Signature)

Raymond A. Mirra, Jr., Manager
(Name and Title)

August 3, 2009
(Date)

/s/ Raymond A. Mirra, Jr.
Signature

Raymond A. Mirra, Jr.
(Name and Title)